SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 9, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Commences Offers to Purchase Outstanding Notes due 2024, 2025 and 2026

STOCK EXCHANGE RELEASE 1 (10)

9 February 2023

Nokia Corporation

Stock Exchange Release

Inside Information

9 February 2023 at 11:10 EET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) OR ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Nokia Commences Offers to Purchase Outstanding Notes due 2024, 2025 and 2026

Espoo, Finland – Nokia Corporation (“Nokia”), announces that it has separately invited holders of each Series of the Notes (as defined below) issued under Nokia's EUR 5,000,000,000 Euro Medium Term Note Programme (each such invitation a “Tender Offer” and, together, the “Tender Offers”) to tender their EUR 750,000,000 2.000 per cent. Notes due 15 March 2024 (the “2024 Notes”), EUR 500,000,000 2.375 per cent. Notes due 15 May 2025 (the “2025 Notes”) and EUR 750,000,000 2.000 per cent. Notes due 11 March 2026 (the “2026 Notes” and, together with the 2024 Notes and the 2025 Notes, the "Notes" and each a "Series”) for purchase for cash up to the Maximum Acceptance Amount (as defined below).

The Tender Offers are being made on the terms and subject to the conditions set out in the tender offer memorandum dated 9 February 2023 (the “Tender Offer Memorandum”). Capitalised terms not defined herein have the meaning ascribed to them in the Tender Offer Memorandum.

The following table sets forth certain information relating to the Notes and the Tender Offers:

Priority	Notes	ISIN / Common Code	Outstanding Nominal Amount	Maturity Date	Reference Rate	Purchase Spread	Maximum Acceptance Amount
1	2024 Notes	XS1577731604 / 157773160	EUR 750,000,000	15 March 2024	2024 Notes Interpolated Mid-Swap Rate	-35 bps	Subject to the order of priority described herein, and as otherwise set out in the Tender Offer Memorandum, EUR 700,000,000 in aggregate nominal amount of Notes. Nokia reserves the right, in its sole discretion, to accept significantly less than the Maximum Acceptance Amount for purchase or to significantly increase the Maximum Acceptance Amount.
	2025 Notes	XS2171759256 / 217175925	EUR 500,000,000	15 May 2025	2025 Notes Interpolated Mid-Swap Rate	+5 bps
2	2026 Notes	XS1960685383 / 196068538	EUR 750,000,000	11 March 2026	2026 Notes Interpolated Mid-Swap Rate	+25 bps

www.nokia.com

STOCK EXCHANGE RELEASE 2 (10)

9 February 2023

Rationale for the Tender Offers

The purpose of the Tender Offers and the proposed issue of the New Notes (as described below) is to manage the overall indebtedness of Nokia and to extend Nokia's debt maturity profile in an efficient manner.

Terms and conditions of the Tender Offers

New Financing Condition and other Conditions

Nokia announced today its intention to issue new euro-denominated fixed-rate notes (the “New Notes”), subject to market conditions. Whether Nokia will accept for purchase any Notes validly tendered in the Tender Offers is subject, without limitation, to Nokia’s successful completion (in the sole determination of Nokia) of the issue of the New Notes (the “New Financing Condition”). Even if the New Financing Condition is satisfied (or waived in Nokia’s sole discretion), Nokia is not under any obligation to accept for purchase any Notes tendered pursuant to the Tender Offers. The Tender Offers are subject to additional conditions, further detailed in the Tender Offer Memorandum.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy the New Notes, and the New Notes will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”), as amended. The New Notes may not be offered or sold in the United States absent an exemption from the registration requirements under the Securities Act.

Compliance information for the New Notes: MiFID II professionals/ECPs-only/No PRIIPs KID – eligible counterparties and professional clients only (all distribution channels). No sales to EEA retail investors; no key information document has been or will be prepared. See the Base Prospectus for further information. UK MiFIR professionals/ECPs-only/No UK PRIPPs KID – eligible counterparties and professional clients only (all distribution channels). No sales to UK retail investors; no key information document has been or will be prepared.

www.nokia.com

STOCK EXCHANGE RELEASE 3 (10)

9 February 2023

Priority Allocation of the New Notes

Nokia will, in connection with allocations of the New Notes, consider among other factors whether or not the relevant investor seeking an allocation of the New Notes has, prior to such allocation, validly tendered or indicated a firm intention to Nokia or the Joint Dealer Managers to tender Notes pursuant to the Tender Offers, and, if so, the aggregate nominal amount of Notes tendered or intended to be tendered by such investor. When considering allocations of the New Notes, Nokia intends to give preference to those investors who, prior to such allocation, have tendered, or indicated their firm intention to tender, Notes. However, Nokia is not obliged to allocate the New Notes to an investor which has validly tendered or indicated a firm intention to Nokia or the Joint Dealer Managers to tender Notes pursuant to the Tender Offers. If any New Notes are allocated to an investor which has validly tendered or indicated a firm intention to tender its Notes to Nokia or the Joint Dealer Managers, the principal amount of New Notes so allocated may be less or more than the principal amount of Notes tendered by such holder and accepted by Nokia pursuant to the Tender Offers. Any allocation of the New Notes, while being considered by Nokia as set out above, will be made in accordance with customary new issue allocation processes and procedures. In the event that a holder of Notes validly tenders Notes pursuant to a Tender Offer, such Notes will remain subject to such tender and the conditions of the relevant Tender Offer as set out in the Tender Offer Memorandum irrespective of whether that holder of Notes receives all, part or none of any allocation of New Notes for which it has applied.

The pricing of the New Notes is expected to take place prior to the Expiration Deadline and, as such, Noteholders are advised to contact a Joint Dealer Manager as soon as possible in order for their participation in the Tender Offers to be considered as part of the New Notes allocation process.

Purchase Prices

In respect of each Series, Nokia will, on the Settlement Date, pay for any Notes of such Series validly tendered and accepted for purchase by Nokia pursuant to the relevant Tender Offer, a purchase price for such Notes (each a “Purchase Price”) to be determined at or around 11.00 a.m. (London time) on 17 February 2023 (the “Pricing Time”) in the manner described in the Tender Offer Memorandum by reference to the applicable "Purchase Yield", which in respect of each Series shall equal the sum of (i) the relevant Purchase Spread specified in the table on page 1 of this announcement; and (ii) the applicable Interpolated Mid-Swap Rate.

Each Purchase Price will be determined in accordance with market convention and expressed as a percentage of each EUR1,000 in nominal amount of Notes of the relevant Series accepted for purchase pursuant to the relevant Tender Offer (rounded to the nearest 0.001 per cent., with 0.0005 per cent. rounded upwards), and is intended to reflect a yield on the Settlement Date to the relevant Maturity Date of the relevant Series based on the applicable Purchase Yield. Specifically, the Purchase Price applicable to the Notes of a particular Series will equal (a) the value of all remaining payments of principal and interest on the relevant Series up to and including the relevant Maturity Date of the relevant Series, discounted to the Settlement Date at a discount rate equal to the applicable Purchase Yield, minus (b) any Accrued Interest for such Series.

Accrued Interest

In addition to the relevant Purchase Price, Nokia will pay for Notes that are validly tendered and accepted for purchase pursuant to the Tender Offers, applicable amounts for accrued and unpaid interest, determined in accordance with the terms and conditions of the Notes, up to but not including the Settlement Date (“Accrued Interest”).

www.nokia.com

STOCK EXCHANGE RELEASE 4 (10)

9 February 2023

Maximum Acceptance Amount

If Nokia decides to accept any Notes for purchase pursuant to the Tender Offers, Nokia proposes to accept for purchase an aggregate nominal amount of such Notes of up to EUR 700,000,000 in aggregate nominal amount of Notes (the “Maximum Acceptance Amount”), although Nokia reserves the right, in its sole discretion, to accept significantly less than the Maximum Acceptance Amount for purchase pursuant to the Tender Offers or to significantly increase the Maximum Acceptance Amount (the final aggregate nominal amount of Notes accepted for purchase pursuant to the Tender Offers being the “Final Acceptance Amount”).

Priority of Acceptance

If Nokia decides to accept any Notes for purchase pursuant to the relevant Tender Offer(s), it proposes to accept Notes validly tendered for purchase pursuant to the relevant Tender Offer(s) in the order of priority set out in the table on page 1 of this announcement (each a “Priority Level”), beginning with the Notes with Priority Level 1. Nokia does not intend to accept any valid tenders of Notes shown in the table on page 1 of this announcement with a Priority Level of 2 unless it has accepted all valid tenders of Notes shown in the table on page 1 of this announcement with a Priority Level of 1 in full, with no pro rata scaling. Nokia will, where applicable, determine the allocation of acceptances of Notes for purchase between the 2024 Notes and the 2025 Notes (which Series each have the same Priority Level) in its absolute discretion where the aggregate nominal amount of Notes tendered for purchase within such Priority Level is greater than the Maximum Acceptance Amount, and reserves the right to accept significantly more or significantly less (or none) of any one such Series as compared to the other Series with the same Priority Level.

Pro Rata Acceptance

The Notes are denominated and, accordingly, can only be tendered in a minimum nominal amount of Notes of EUR100,000 (the “Minimum Denomination”) and integral multiples of EUR1,000 in excess thereof.

If the Maximum Acceptance Amount is exceeded, one or more Series of Notes may be subject to pro-ration, subject to the priority of acceptance set out above. In respect of each Series, if Nokia decides to accept for purchase valid tenders of Notes of such Series pursuant to the relevant Tender Offer and the aggregate nominal amount of Notes of a Series validly tendered for purchase pursuant to the relevant Tender Offer is greater than the Series Acceptance Amount, Nokia intends to accept such validly tendered Notes of the relevant Series on a pro rata basis such that the aggregate nominal amount of such Notes accepted for purchase is no greater than the Series Acceptance Amount. See the Tender Offer Memorandum for further details on pro-ration.

Expiration Deadline

The Tender Offers will expire at 4:00 p.m. (London time) on 16 February 2023 (the “Expiration Deadline”). Nokia reserves the right, subject to applicable law, at any time, for any reason, to extend or amend the Expiration Deadline. Any such extension or amendment will be announced in the manner described in the Tender Offer Memorandum. No tenders will be valid if submitted after the Expiration Deadline.

www.nokia.com

STOCK EXCHANGE RELEASE 5 (10)

9 February 2023

The Tender Offers are expected to be settled on 21 February 2023, or as soon as reasonably practicable thereafter (the “Settlement Date”), unless Nokia amends or extends the Settlement Date at its sole discretion.

Indicative timetable for the Tender Offer

Time and Date	Event

Launch Date 9 February 2023	Commencement of the Tender Offers and availability of the Tender Offer Memorandum from the Tender Agent.
Expiration Deadline At 4:00 p.m. (London time) on 16 February 2023

Final deadline for receipt of valid Electronic Tender Instructions by the Tender Agent in order for holders of notes to be able to participate in the Tender Offers. Nokia may amend the Expiration Deadline or extend it for such period or periods as it may determine in its sole discretion.

Announcement of Indicative Results Prior to the Pricing Time on 17 February 2023

Announcement by Nokia of a non-binding indication of the level at which it expects to set the Final Acceptance Amount, each Series Acceptance Amount, and indicative details of any pro-ration factor that will be applied to valid tenders of Notes of each Series that will be applied in the event that Nokia decides to accept valid tenders of Notes of such Series pursuant to the relevant Tender Offers.

Pricing Time At or around 11.00 a.m. (London time) on 17 February 2023	Determination of each Interpolated Mid-Swap Rate, each Purchase Yield and each Purchase Price.

Results Announcement As soon as reasonably practicable after the Pricing Time on 17 February 2023	Announcement of whether Nokia will accept valid tenders of Notes pursuant to any or all of the Tender Offers and, if so accepted: (i) the Final Acceptance Amount (ii) each Series Acceptance Amount; (iii) the aggregate nominal amount of Notes tendered for purchase pursuant to each Tender Offer; (iv) each Purchase Yield; (v) each Interpolated Mid-Swap Rate; (vi) each Purchase Price; (vii) the pro-ration factor (if any) that will be applied to valid tenders of Notes of each Series; (viii) whether the New Financing Condition is satisfied or waived; and (ix) the aggregate nominal amount of each Series of the Notes that remain outstanding following settlement of the Tender Offers.

www.nokia.com

STOCK EXCHANGE RELEASE 6 (10)

9 February 2023

Settlement Date Expected to be 21 February 2023, or as soon as reasonably practicable thereafter	Expected settlement of the Tender Offers.

The above dates and times are subject, where applicable, to Nokia’s right, in its sole discretion, to extend, amend or terminate any Tender Offer.

Joint Dealer Managers

BofA Securities SA, Citigroup Global Markets Limited, Deutsche Bank Aktiengesellschaft and UniCredit Bank AG (the “Joint Dealer Managers”) are acting as Joint Dealer Managers for the Tender Offers. Investors with questions may contact the Joint Dealer Managers at the addresses and numbers shown below.

BofA Securities SA	Citigroup Global Markets Limited
51, rue La Boétie 75008 Paris France	Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom

Tel.: +33 1 877 01057 Attn.: Liability Management Group Email: DG.LM-EMEA@bofa.com	Tel: +44 20 7986 8969 Attn.: Liability Management Group Email: liabilitymanagement.europe@citi.com

Deutsche Bank Aktiengesellschaft	UniCredit Bank AG
Mainzer Landstr. 11-17 60329 Frankfurt am Main Germany	UniCredit Bank AG Arabellastraße 12 81925 Munich Germany

Tel: +44 207 545 8011 Attn.: Liability Management Group	Tel: +39 02 8862 0581 Attn.: Liability Management Email: corporate.lm@unicredit.de

Copies of the Tender Offer Memorandum can be requested from, and questions regarding the procedures for tendering Notes may be directed to, the Tender Agent, Kroll Issuer Services Limited, at: +44 20 7704 0880 or at nokia@is.kroll.com.

This announcement must be read in conjunction with the Tender Offer Memorandum. The Tender Offer Memorandum contains important information which should be read carefully before any decision is made with respect to the Tender Offers. This announcement is neither an offer to sell nor a solicitation of offers to buy any securities. The Tender Offers are being made only pursuant to the Tender Offer Memorandum. None of Nokia, the Joint Dealer Managers or the Tender Agent, makes any recommendation in connection with the Tender Offers. Please refer to the Tender Offer Memorandum for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offers.

www.nokia.com

STOCK EXCHANGE RELEASE 7 (10)

9 February 2023

Holders should seek their own financial advice, including in respect of any tax consequences, from their broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers. The Joint Dealer Managers will not be responsible to any holders of Notes for providing the protections afforded to customers of the Joint Dealer Managers or for advising any other person in connection with the Tender Offers.

Offer and Distribution Restrictions

The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Tenders will not be accepted from holders of Notes in any jurisdiction in which such offer or solicitation is unlawful. If a jurisdiction requires that the Tender Offers be made by a licensed broker or dealer and either of the Joint Dealer Managers or any of their respective affiliates is a licensed broker or dealer in that jurisdiction, the Tender Offers shall be deemed to be made by such Joint Dealer Manager or affiliate, as the case may be, on behalf of Nokia in the jurisdiction where it is so licensed.

Each holder wishing to submit a tender in respect of any of the Notes will be deemed to make and give certain agreements, acknowledgements, representations, warranties and undertakings in respect of the jurisdictions referred to below and as set out in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to a tender from a holder that is unable to make or give such agreements, acknowledgements, representations, warranties and undertakings will be invalid.

European Economic Area (“EEA”)

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Tender Offers does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 and accordingly the requirement to produce a prospectus does not apply to the Tender Offers.

United States

The Tender Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, and no tender of Notes may be made by any such use, means, instrumentality or facility from or within the United States, or to U.S. persons (as defined in Regulation S under the Securities Act) or by persons located or resident in the United States. Accordingly, copies of the Tender Offer Memorandum and any other documents or materials relating to the Tender Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed, forwarded or sent (including, without limitation, by custodians, nominees or trustees) in or into the United States, or to persons located or resident in the United States. Persons receiving the Tender Offer Memorandum (including, without limitation, custodians, nominees, trustees or agents) must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States or use such mails of any such means, instrumentality or facility in connection with the Tender Offer Memorandum. Any purported tender of Notes in a Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid and tenders of Notes made by a person located or resident in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal located or resident in the United States will be invalid and will not be accepted. For the purposes of this paragraph, United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

www.nokia.com

STOCK EXCHANGE RELEASE 8 (10)

9 February 2023

If, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards the Tender Offer Memorandum or any related documents in, into or from the United States or uses the mails, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce, or any facility of a national securities exchange, of the United States in connection with such forwarding, such persons should: (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any tender of Notes purported to have been submitted by the recipient; and (iii) draw the attention of the recipient to this paragraph.

Each holder of Notes participating in a Tender Offer will represent that it is not located in the United States and is not participating in such Tender Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Tender Offer from the United States. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom

This announcement and the communication of the Tender Offer Memorandum and any other documents or materials relating to the Tender Offers are not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order

Italy

None of the Tender Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").

www.nokia.com

STOCK EXCHANGE RELEASE 9 (10)

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The Tender Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Accordingly the holders of the Notes or beneficial owners of the Notes that are located in Italy can tender some or all of their Notes pursuant to the Tender Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offers.

Belgium

The Tender Offers are not extended to, and the New Notes are not intended to be offered, sold or otherwise made available and should not be offered, sold or otherwise made available to, Belgian Consumers. For these purposes, a “Belgian Consumer” has the meaning provided by the Belgian Code of Economic Law, as amended from time to time (Wetboek van 28 februari 2013 van economisch recht / Code du 28 février 2013 de droit economique), being any natural person habitually resident in Belgium and acting for purposes which are outside his/her trade, business or profession.

France

The Tender Offers are not being made, directly or indirectly, to the public in the Republic of France other than to qualified investors. This announcement, the Tender Offer Memorandum and any other offering material relating to the Tender Offers may be distributed in the Republic of France only to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation, as amended, and Article L.411-2 of the French Code monétaire et financier as amended from time to time. None of this announcement, the Tender Offer Memorandum nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to high standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

www.nokia.com

STOCK EXCHANGE RELEASE 10 (10)

9 February 2023

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 and the general macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organisational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer